DLA Piper LLP (US)

4141 Parklake Avenue, Suite 300

Raleigh, North Carolina  27612-2309

www.dlapiper.com

Robert H. Bergdolt

robert.bergdolt@dlapiper.com

T   919.786.2002

F   919.786.2200

April 27, 2009

VIA COURIER AND EDGAR

Sonia Barros, Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3010 CF/AD8

Washington, D.C. 20549

Re:                             Behringer Harvard Opportunity REIT II, Inc.

                                                Post-Effective Amendment No. 7 to Form S-11

                                                Commission File No. 333-140887

Dear Ms. Barros:

                                                On behalf of Behringer Harvard Opportunity REIT II, Inc. (the “Company”) we acknowledge receipt of the Staff’s oral comment regarding the above-referenced filing.   We respectfully request permission to include the additional disclosure requested by the Commission in the Company’s final 424(b)(3) filing to be filed upon effectiveness of the Company’s post-effective amendment.  If the Staff is amenable to such course, we request that the Commission declare the above-referenced filing effective at the earliest time practicable.

                                                On behalf of the Company, we respond to the comment of the Staff as set forth below.

1.  In the distribution section of supplement no. 1, please include a discussion of cash flow from operations and specify the amount of the distributions paid from cash flow from operations.

Response:  The Company has revised the narrative discussion preceding the distribution table on page 3 of supplement no. 1 to include cash flow from operations and to specify the source and amount of cash distributions paid from other than cash flow from operations for the year ended December 31, 2008.  We are providing supplementally a clean and marked copy of supplement no. 1 as it will be filed upon effectiveness of the Company’s post-effective amendment.

                                                The Company acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, will not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                If you should have any questions about this filing or require any further information, please call me at (919) 786-2002

Very truly yours,

/s/ Robert H. Bergdolt

Robert H. Bergdolt